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Montréal (Québec)  H3A 0A3

Canada

Exhibit 99.8

Consent of Independent Registered
Public Accounting Firm

To the Board of Directors of TFI International Inc.

We consent to the use of our report dated March 14, 2022, on the consolidated financial statements of TFI International Inc. which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes, and our report dated March 14, 2022 on the effectiveness of TFI International Inc.’s internal control over financial reporting as of December 31, 2021, which appears in the annual report on Form 40-F of TFI International Inc. for the fiscal year ended December 31, 2021.

/s/ KPMG LLP

Montréal, Canada

March 14, 2022